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                           November 14, 2023

       Daniel Paterson
       Chief Executive Officer
       Verastem, Inc.
       117 Kendrick Street, Suite 500
       Needham, MA 02494

                                                        Re: Verastem, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2023
                                                            File No. 333-275408

       Dear Daniel Paterson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Marko S. Zatylny